UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _____________________ SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
CymaBay Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
23257D103
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	23257D103
1	NAMES OF REPORTING PERSONS Abingworth LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)		[ ]
	(b)		[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,147,077*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,147,077*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,077*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

 * Based on the information provided by CymaBay Therapeutics, Inc. (the “Issuer”) in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2017, there were 43,864,121 shares of the Issuer’s common stock, par value $0.0001 (the “Common Stock”), outstanding as of October 31, 2017. As of December 31, 2017 (the “Event Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 1,147,077 shares of Common Stock of the Issuer. The number of shares of Common Stock reported above consists of (i) 549,745 shares of Common Stock held by Abingworth Bioventures VI, LP (“ABV VI”); and (ii) 597,322 shares of Common Stock held by Abingworth Bioequities Master Fund Limited (“ABE” and, together with ABV VI, the “Abingworth Funds”). Abingworth, as the investment manager of the Abingworth Funds, may be deemed to beneficially own the 1,147,077 shares of Common Stock held by the Abingworth Funds. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own approximately 2.6% of the shares of Common Stock deemed issued and outstanding. This Amendment No. 1 constitutes an exit filing for Abingworth and the Abingworth Funds (together, the “Reporting Persons”), as the Reporting Persons beneficially own less than five percent (5%) of the Common Stock.

Cusip No.	23257D103
1	NAMES OF REPORTING PERSONS Abingworth Bioventures VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)		[ ]
	(b)		[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	549,745*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	549,745*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,745*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

 * Based on the information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 8, 2017, there were 43,864,121 shares of the Issuer’s Common Stock outstanding as of October 31, 2017. As of the Event Date, ABV VI held 549,745 shares of Common Stock. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABV VI may be deemed to beneficially own 1.3% of the shares of Common Stock deemed issued and outstanding. Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own the 549,745 shares of Common Stock held by ABV VI. This Amendment No. 1 constitutes an exit filing for the Reporting Persons, as the Reporting Persons beneficially own less than five percent (5%) of the Common Stock.

Cusip No.	23257D103
1	NAMES OF REPORTING PERSONS Abingworth Bioequities Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)		[ ]
	(b)		[ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	597,332*
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	597,332*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,332*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

 * Based on the information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 8, 2017, there were 43,864,121 shares of the Issuer’s Common Stock outstanding as of October 31, 2017. As of the Event Date, ABE held 597,332 shares of Common Stock. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABE may be deemed to beneficially own 1.4% of the shares of Common Stock deemed issued and outstanding. Abingworth, as the investment manager of ABE, may be deemed to beneficially own the 597,332 shares of Common Stock held by ABE. This Amendment No. 1 constitutes an exit filing for the Reporting Persons, as the Reporting Persons beneficially own less than five percent (5%) of the Common Stock.

Item 1(a).   Name of Issuer:

CymaBay Therapeutics, Inc.

Item 1(b).   Address of Issuer’s Principal Executive Offices:

7999 Gateway Blvd., Suite 130

Newark, CA 94560

Item 2(a).   Name of Persons Filing:

This Schedule 13G is being filed on behalf of (i) Abingworth Bioventures VI, LP (“ABV VI”), (ii) Abingworth Bioequities Master Fund Limited (“ABE” and, together with ABV IV, the “Abingworth Funds”) and (iii) Abingworth LLP (“Abingworth” and, together with ABV VI and ABE, the “Reporting Persons”). As of December 31, 2017 (the “Event Date”), (i) ABV VI is the owner of record of 549,745 shares of common stock, par value $0.0001 (the “Common Stock”) of CymaBay Therapeutics, Inc., a Delaware corporation (the “Issuer”) and (ii) ABE is the owner of record of 597,332 shares of Common Stock. Abingworth, as the investment manager of the Abingworth Funds, may be deemed to beneficially own the 1,147,077 shares of Common Stock held by the Abingworth Funds.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

The business address for each of the Reporting Persons is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

Item 2(c).   Citizenship:

Abingworth LLP is a limited liability partnership organized under the laws of England. ABV VI is a limited partnership organized under the laws of England. ABE is a company organized under the laws of the Cayman Islands.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001

Item 2(e). CUSIP Number:

23257D103

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

Not Applicable.

Item 4. Ownership.
As reported in the cover pages to this report, the ownership information with respect to each of the Reporting Persons is as follows:
(a) Amount Beneficially Owned:	1,147,077*
(b) Percent of Class:	2.6%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	1,147,077*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	1,147,077*

* Based on the information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 8, 2017, there were 43,864,121 shares of the Issuer's Common Stock outstanding as of October 31, 2017. As of the Event Date, Abingworth may be deemed to beneficially own an aggregate of 1,147,077 shares of Common Stock of the Issuer. The number of shares of Common Stock reported above consists of (i) 549,745 shares of Common Stock held by ABV VI; and (ii) 597,332 shares of Common Stock held by ABE. Abingworth, as the investment manager of the Abingworth Funds, may be deemed to beneficially own the 1,147,077 shares of Common Stock held by the Abingworth Funds. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 2.3% of the shares of Common Stock deemed issued and outstanding.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2018

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES VI, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOEQUITIES MASTER FUND LIMITED

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

A. Joint Filing Agreement, dated as of April 19, 2016, by and among Abingworth LLP, Abingworth Bioventures VI, LP and Abingworth Bioequities Master Fund Limited (incorporated by reference to Exhibit A to Schedule 13G, filed with the Securities and Exchange Commission on April 19, 2016).